







ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated February 2, 2007

Deutsche Bank X-markets

Index

x-markets Deutsche Bank

Index+ Notes linked to: S&P 500® Index
2 Years, 6.0% Out-Performance, 20.0% Call Level

Indicative Terms and Conditions – Feb 2, 2007

Summary Terms of Note

Security Codes	:	▪ CUSIP: 2515A0 AR 4 ▪ ISIN: US2515A0AR41
Issuer	:	Deutsche Bank AG, London Branch (Moody's Aa3)
Denomination	:	$1,000 per Note (min. investment $1,000)
Index	:	S&P 500® Index (Bloomberg: SPX <Index>)
Initial Level	:	Official closing level of the Index on the Initial Valuation Date
Final Level	:	Official closing level of the Index on the Final Valuation Date
Participation	:	100.00%
Out-Performance Amt.	:	6.00%
Call Level	:	120.00%
Redemption Amount at Maturity	:	Provided the Note is not called at 120%, the Note holder will receive at maturity for each Note: $1000 x ((Final Level / Initial Level) + Out-Performance Amount)
Listing	:	Unlisted – Deutsche Bank will post an indicative secondary market on Bloomberg Page: DBUS <GO>, or on the x-markets website at http://www.usxmarkets.db.com
Business Days	:	London, New York (following business day convention)
Form of Note	:	The Notes will be represented by a single registered global note, deposited with the Depository Trust Company. Settles via DTC in Notional Amount traded per firm. Global Book Entry.
Calculation Agent	:	Deutsche Bank AG, London Branch
Governing Law	:	New York

Relevant Dates

Offering Period	:	February 5th, 2007 – February 23rd, 2007
Initial Valuation Date	:	February 23rd, 2007
Initial Settlement Date	:	February 28th, 2007 (3 Business Days after the Initial Valuation Date)
Call Provision	:	The Issuer has the right to Call the Notes in whole, but not in part, at the Call Level at any time after 12 months from the Initial Settlement Date up to (and including) the Final Valuation Date.
Call Notification Date	:	The Issuer will give the Investor 5 Business Days notification of its intent to Call the Notes.
Call Payment Date	:	5 Business Days after the Call Notification Date.
Final Valuation Date	:	February 23rd, 2009
Maturity/Final Settlement Date	:	March 2nd, 2009 (5 Business Days after the Final Valuation Date), (2 years)

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this product snapshot relates. Before you invest, you should read the prospectus in that registration statement and the other documents, including term sheet No. 23, relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, term sheet No. 23 and this product snapshot if you so request by calling toll-free 1-800-311-4409. "Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Deutsche Bank AG. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Notes.


Product Snapshot
Index+ Notes

Indicative Terms and Conditions – Feb 2, 2007



Sample Structure:

* **Index:**   **S&P 500® Index (Bloomberg: SPX <Index>)**
* **Maturity:**   **March 2, 2009**
* **Index Participation:**   **100% upside participation**
* **Out-Performance Amount:**   **6.00%**
* **Call Level:**   **20.00% (callable any time after February 28, 2008 up to and including the Final Valuation Date)**
* **Downside Risk:**   **1-for-1 downside participation + 6.00% Out-Performance**

Positioning:

* **Equity alternative that facilitates a moderately bullish view on the Index.**
* **If the notes are not called, at maturity investors will out-perform the performance of the Index by 6.00% on the upside and downside.**
* **Notes may be called at 20.00% and, therefore, investors may forgo unlimited upside in exchange for the Out-Performance Amount.**

Best Case Scenario:

* **Investors receive unlimited Index appreciation plus a 6.00% Out-Performance Amount, subject to a Call Level at 20.00%. If called, the return on the notes is equal to 20.00%.**

Worst Case Scenario:

* **If the Index depreciates below its Initial Level, investors will participate 1-for-1 on the downside, but, at maturity, will receive 6.00% more than the depreciation of the Index. Maximum loss at maturity is equal to 94.00%.**

Risk Considerations:

* **Because the notes are not principal protected, and the return to investors is based on the performance of the Index, investors may lose up to 94.00% of their initial investment.**
* **The payment at maturity is linked to the performance of the Index, which may be positive or negative.**
* **The notes do not pay dividends.**
* **Because the notes may be called at the Call Level of 20.00%, the return on the notes, if any, may be lower than the return that investors would have received if they had made a direct investment in the Index or the component securities of the Index.**
* **Credit risk - 100% loss possible in the event of an issuer default**

Investing in alternative investments may not be suitable for all investors and involves special risks, such as risks associated with leveraging the investment, potential adverse market forces, regulatory changes and potential illiquidity. There is no assurance that the investment objectives described herein will be attained.

Hypothetical Scenario Analysis
at Maturity:

* **The hypothetical scenario analysis contained herein is not reflective of the reinvestment of dividends and other earnings, advisory fees, brokerage or other commissions, and any other expenses that a client would have paid or actually paid. No representation is made that any trading strategy or account will, or is likely to, achieve results similar to those shown. Hypothetical scenarios are neither indicators nor guarantees of future Index performance. Actual results will vary, perhaps materially, from the hypothetical analysis.**

